Filed by Sysco Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Sysco Corporation  (Commission File No. 001-06544)

Date: March 30, 2026

Acquisition of Jetro Restaurant Depot by Sysco Corp Call(Corrected version)

Event Details

Date: 2026-03-30

Company: Sysco Corp.

Ticker: SYY-US

Company Participants

Kevin Kim - Sysco Corp., Vice President-Investor Relations

Kevin P. Hourican - Sysco Corp., Chair & Chief Executive Officer

Brandon Sewell - Sysco Corp., Interim Chief Financial Officer

Other Participants

Edward Kelly - Analyst

Jeffrey A. Bernstein - Analyst

John Heinbockel - Analyst

Lauren Silberman - Analyst

Danilo Gargiulo - Analyst

Mark Carden - Analyst

John Ivankoe - Analyst

MANAGEMENT DISCUSSION SECTION

Operator

Welcome to Sysco's Call to announce the Definitive Agreement to Acquire Restaurant Depot. At this time, all participants are in a listen-only mode. Later, you will have the opportunity to ask questions during the question-and-answer session.

With that, I would now like to turn the call over to Kevin Kim, Vice President of Investor Relations. Please go ahead.

Kevin Kim

Good morning, everyone, and thank you for joining us to discuss Sysco's proposed acquisition of Restaurant Depot. As a reminder, this call is being recorded and a press release and slide presentation regarding today's news are available at the Investor Relations section of our website.

Before we begin with the presentation, we have a few housekeeping items. First, a copy of this presentation and today's press release can be found in the Investors section at sysco.com.

This presentation includes forward-looking statements about the company's or management's intentions, beliefs, expectations or predictions of the future. Many factors that could cause actual results to differ in a material manner are contained in the company's SEC filings, including in the risk factors in our annual report on Form 10-K and the news release issued earlier this morning. This presentation includes non-GAAP financial measures. The reconciliation of these non-GAAP financial measures to the corresponding GAAP measures is included at the end of the presentation slides and can be found in the Investors section of our website.

Finally, this presentation is not an offer to buy securities. In connection with the proposed transaction, a registration statement on Form S-4 containing a prospectus will be filed with the SEC. To ensure we have suﬃcient time to answer all questions, I'd like to ask each participant to limit their time today to one question. If you have a follow-up question, please re-enter the queue.

On today's call, we have Kevin Hourican, our Chair of the Board and CEO. And Brandon Sewell, our Interim CFO.

With that, I'll turn the call over to Kevin Hourican.

Kevin P. Hourican

Thank you, Kevin. Good morning, everyone. It's great to be here with you all. Today is an exciting day for our customers, our colleagues and our shareholders. This morning, we announced that we have entered into a definitive agreement to acquire Restaurant Depot, the leading cash-and-carry foodservice supplier for small restaurants and businesses.

We are excited to discuss this transformational opportunity, creating a combined company that is expected to grow faster, be more profitable, and translate into more compelling returns for our shareholders than the standalone companies. And we are excited to welcome all colleagues from the entire Restaurant Depot team to the Sysco family.

Starting on slides 5 and 6, on today's call, we'll provide an overview of the transaction, detail the compelling nature of Restaurant Depot's business model, and explain how the two companies are better together. We will also provide detail on Restaurant Depot's leadership team, track record of business and financial success in the Cash & Carry segment, and explain how Restaurant Depot's capabilities and customers are complementary to Sysco's business model.

The bottom line is that there is minimal overlap today between Sysco and Restaurant Depot's customers, and we believe that Sysco's robust nationwide supply chain can help bring Restaurant Depot's business model to hundreds of additional communities across the country over the next two-plus decades.

The Cash & Carry channel in Restaurant Depot specifically serve a customer that is seeking low prices, buys in smaller quantities, and needs their product immediately. This customer is very different from Sysco's broadline customers that desire service with higher touch points, ordering larger quantities and prefer delivery to their business.

Sysco's customers also desire face-to-face interaction with a qualified sales professional who helps the restaurant owner address operational challenges within their business. Sysco provides white glove consultative service with a modern, easy-to-navigate website and delivery on a multi-temperature truck.

Sysco's customers pay for these services through the price of the products that they buy. In contrast, Cash & Carry customers purchase their products at a discount as the customer is doing the picking, packing, shipping and unloading at the restaurant's location themselves.

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By combining Sysco and Restaurant Depot, our business will be able to provide the type of service a customer is looking for when they desire it at the price point they are willing to pay. Together, we will become a nationwide omni-channel foodservice provider that grows our business profitably.

Sysco and Restaurant Depot will also be able to capture supplier pricing eﬃciencies and share those savings with our customers, enabling profitable share growth for both businesses. Additionally, we will have access to each other's complementary product assortment. Sysco provides a best-in-class assortment of better, best foodservice products, while Restaurant Depot provides value tier goods for restaurant operators that are looking to save money.

Today, our conviction is that we are truly better together. We will leverage Sysco's nationwide supply chain, and by doing so, we will help Restaurant Depot serve additional customers like food trucks, small caterers, and thousands of other small restaurant concepts.

The acquisition creates a powerful, multi-channel foodservice platform, strengthens our financial profile, and unlocks synergies, while delivering more value, choice and convenience to customers nationwide.

Most importantly, this transaction creates value for our customers, the communities we operate in, and our employees and shareholders. We expect this combination to significantly enhance Sysco's financial profile, increasing our revenue by approximately 20%, adjusted EBITDA by approximately 45%, and free cash ﬂow by approximately 55% on a pro forma basis. The combination also meaningfully increases the size of the company's local business, increasing it by 1.5 times compared to Sysco's current local business volume.

We plan to deliver meaningful value creation, with the transaction expected to be mid to high-single-digit accretive to earnings per share in the first year and low to mid-teens accretive in the second year following close.

Sysco and Restaurant Depot both completed thoughtful diligence of the business combination. We have engaged in conversations over the years and believe that now is the ideal time for the combination to occur. We are excited to bring together two industry leaders with customer-centric cultures and strong, aligned beliefs on how to grow and nurture our businesses for many years to come.

Now, let me take a few moments to tell you about Restaurant Depot and the highly attractive Cash & Carry channel on slide 7. Restaurant Depot is a gem of an asset. The business was founded in New York 50 years ago by Natie Kirsh and is the leading US wholesale Cash & Carry foodservice supplier with a large value-seeking customer base, driving industry-leading operating margins.

Restaurant Depot's winning Cash & Carry formula offers a clear differentiation in the savings, service and industrial pack size selection that they offer. Restaurant Depot's value proposition centers on providing small businesses with high quality foodservice products at everyday low prices, with a convenient self-serve shopping model purpose-built for restaurants.

A restaurant owner who chooses to shop at Restaurant Depot drives her own vehicle to the store, selects their products and brings those goods to the restaurant. In exchange, these restaurants save 15% to 20% on the purchase price versus what the cost would be to have those same products delivered. Restaurant Depot stores are open seven days a week and provide one-stop shopping for restaurants through their breadth and depth of assortment that is tailored to restaurant owners. Savings, selection and service seven days a week, that is Restaurant Depot's motto.

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Restaurant Depot operates 166 large-format warehouse locations across 35 states and serves a diversified customer base of more than 725,000 local customers. Their stores are strategically located close to the communities they serve, with 55% of US independent restaurants being within a 30-minute drive of a Restaurant Depot store. They also own more than 80% of their physical locations near major metro markets that they purchased decades ago. As a result, Restaurant Depot has created a very compelling business and a company-owned real estate portfolio with large stores adjacent to major cities. The combination of these variables results in a cost structure that enables low prices for their restaurant customers.

Let's now talk a bit more about the customers who shop at Cash & Carry locations and specifically at Restaurant Depot. It's important to note that their entire business falls in with what our industry calls local. 100% local means that they serve a very profitable customer segment. Cash & Carry is a large and growing business, and it is not a business segment that Sysco meaningfully participates in today.

As the format's name suggests, these are owners that leverage cash or credit to buy and carry their goods back to their place of business. Restaurant Depot serves mostly smaller-sized mom and pop restaurants. Customers that struggle to hit delivery minimums find the Cash & Carry channel particularly attractive. As a result, there is minimal overlap between Restaurant Depot and Sysco's core customers.

To give you some perspective on the Cash & Carry channel on slide 8, it is a large, growing and attractive market, with an estimated $60 billion to $70 billion total addressable market in the United States. This is a distinct and separate channel from the broadline delivery channel that is well over $300 billion. Importantly, independent restaurant growth is outpacing fast casual chain growth. And the Cash & Carry channel has historically grown at the same rate or faster than the broadline delivery channel.

Given that Cash & Carry serves the value-seeking restaurant customer, Restaurant Depot performs well during an economic downturn. And during economically vibrant times, it grows even more. Now, that's an attractive channel.

Turning to slides 11 and 12, we have a high conviction in Restaurant Depot's ability to continue to grow due to their highly productive footprint that is well positioned for unit expansion over the near and longer term. And one of the most compelling aspects of Restaurant Depot's business, it's its long-term track record of consistent and profitable growth.

Since 2004, the company has delivered a CAGR of 9% in revenue and 14% in adjusted EBITDA. Most importantly, Restaurant Depot has grown their adjusted EBITDA over the last 30 consecutive years, and that includes, COVID, 30 years of consecutive profit growth. This point reinforces my message from a moment ago, their business is very resilient.

These exceptional growth rates over the past two decades reflect consistent and profitable growth. And while Restaurant Depot is more mature today, we expect strong top line growth to continue, along with industry-leading margins and robust cash generation, which will enable Sysco to invest in its business, de-lever and return value to our shareholders.

We are excited to welcome Restaurant Depot's talented team that will be joining the combined company. On a personal note, I've gotten to know Richard Kirschner, Restaurant Depot's CEO and their leadership team over the past six years that I'd been in the industry. I'm very impressed with their capabilities, their character and their integrity.

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The company is led by a group of highly experienced executives, as shown on slide 13, with decades of industry experience across operations, procurement, finance and technology. At Sysco, we value the incredible business that Restaurant Depot has built, and we plan to preserve their culture and retain the talent that has contributed to their success.

The bottom line is that they are great business leaders and even better people, and I look forward to working with Richard and his team. Our goal is the same, profitably grow the two businesses by leveraging each other's strengths.

Our better together thesis will be enabled by partnering together in product procurement, leveraging each other's product assortment range and Sysco assisting Restaurant Depot on select inbound logistics opportunities. These activities will not require deep technology integration to accomplish their objectives. These efforts will also enable each of the two businesses to go to market exactly as they do today, led by their existing leadership team in serving the complementary and mostly non-overlapping customers. The synergies that Brandon will discuss shortly are confidently attainable.

We're excited about the opportunities ahead for both Sysco and Restaurant Depot, and together, we believe we create a powerful combination. The transaction unites two complementary industry leaders, delivering an end-to-end value proposition, while serving all customer segments and purchase occasions. We have great confidence in the strategic and financial merits of this combination, creating a truly preeminent, multichannel foodservice distribution (00:14:24) platform. And most importantly, we are pursuing this transaction from a position of strength.

Sysco's core business stands on strong footing. We are delivering against our fiscal 2026 targets and steadily improving our performance. Our USFS local business will deliver over 3% volume growth in our third quarter, stronger than we had previously communicated for the period. The business momentum that we are delivering is being generated by company-specific initiatives that are strengthening our core.

Our sales professional retention has substantially improved, and as a result, customer retention has improved as well. Our sales consultant productivity is steadily improving through retention, training and selling tools that we have deployed. These activities will continue to gain momentum in the coming quarters, giving us confidence in the trajectory of the year and beyond.

The improvement in sales is being supported by a Sysco supply chain that is performing at an all-time high level from a customer service perspective. We view our supply chain as an enabler of sales, and our supply chain has never been more strongly positioned to enable profitable sales growth. Now is an excellent time for core Sysco to engage in this transformational opportunity.

To that end, Sysco brings a national foodservice delivery network, a broad assortment of premium and specialty products and deep supplier relationships, supported by a nationwide distribution center footprint and a large base of delivery customers. At Sysco, we set the standard of what excellence looks like in providing white glove service and delivery of high quality foodservice products to the food-away-from-home industry.

Together, this combination allows us to cover all purchase occasions by offering customers a broader range of purchasing options across both delivery and in-store channels, supported by expanded assortment, greater procurement scale and supply chain eﬃciency. The customer will choose which fulfillment option they prefer. We also see meaningful opportunities to better serve value-seeking street customers, independent restaurants and local businesses and deliver more choice across product offerings.

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Together, we will unlock supply chain and procurement synergies, as well as cost savings that benefit both businesses and our customers. While synergies are important, we believe in the merits of this deal even without these synergies. The plan is for us to remain laser-focused on executing on the positive momentum for both Sysco and Restaurant Depot.

As I mentioned earlier, Restaurant Depot operates 166 locations today. We are confident in the whitespace opportunity for Restaurant Depot location expansion as a key element of future revenue growth. In fact, we are confident that we can open an additional 125-plus net new locations in the coming decades, which will increase the affordability for customers. That store expansion will help fuel strong growth from Restaurant Depot for years to come.

We have a line of sight to the store locations and are confident that Sysco's vast supply chain can assist in the supporting of opening these new stores. Additionally, over time, we believe there is ample opportunity for international expansion of the Restaurant Depot store concept. We will work constructively towards that objective in due course.

Overall, we're excited about what lies ahead knowing the strengths of each respective business. This deal creates a significant step-up across our financials on a pro forma basis. Furthermore, we see the potential to grow faster and more profitably when combined.

I'd now like to hand the call over to Brandon Sewell, but before I do, as many of you know, Brandon was appointed Sysco's Interim CFO earlier this month. And to give you some background, Brandon has over 20 years of finance experience, joined Sysco in 2014 and has held various management roles of increasing responsibility within our finance organization, most recently serving as Senior Vice President and CFO of Sysco's U.S. Business, which represents over 80% of our business. Prior to this position, he ran finance for our merchandising and supply chain organization, where he gained a deep level of expertise in our business. Previously, he was Global Head of FP&A. Brandon as a trusted partner, brings deep financial experience into the interim role and has a strong understanding of our business. Our entire leadership team looks forward to working with him closely.

Brandon, it's great to have you on this call. Over to you.

Brandon Sewell

Thanks, Kevin. As Kevin just mentioned, I've been part of the Sysco team for the past 12 years, and I'd like to start off by highlighting what we've built here and why we see Sysco and Restaurant Depot as being better together.

Both companies share a strong track record of high margins, cash generation and compelling cash conversion. This combination provides us significant opportunity around capital allocation that will increase our future possibilities, particularly in returning capital to our shareholders.

Sysco enters this transaction from a position of strength as seen on slides 14 through 16. Importantly, we continue to see strong growth across channels and geographies, including accelerating momentum in our local and International Foodservice businesses. We will continue to apply the Sysco playbook domestically across our large USFS segment, including our $10 billion specialty business and SYGMA. We expect this positive momentum to continue across our international segment with continued outsized profitable growth.

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Our planned acquisition of Restaurant Depot enables Sysco to enter this large, growing, high-margin and resilient channel, significantly increasing our ability to serve independent restaurants and small businesses.

I'd now like to provide an update on our recent performance and give you a preliminary view of our Q3 fiscal 2026 results that we'll further discuss on our next earnings call scheduled for April 28. This can be seen on slide 17.

As Kevin mentioned, we expect to deliver third quarter adjusted EPS of approximately $0.94 and USFS local case growth of at least 3% compared to the prior year. That is over 50 basis points higher than we had previously guided to an at least 180 basis points of sequential improvement, driven by organic improvements. This positive momentum reflects our fourth consecutive quarter of improving US local case growth, a significant sequential improvement, and an increase of more than 600 basis points versus a year ago.

These results reflect continued momentum at Sysco as we focus on delivering top line growth all the way through to operational excellence. This positive momentum gives us continued confidence in our ability to deliver our full year 2026 guidance of 3% to 5% sales growth and adjusted EPS growth at the high end of our guidance range of $4.50 to $4.60.

As seen on slides 21 and 22, Restaurant Depot will notably add value to Sysco. In calendar year 2025, Restaurant Depot delivered approximately $16 billion in revenue and $2 billion in EBITDA, achieving a best-in-class EBITDA margin of 13%, significantly higher than industry average. We expect our pro forma EBITDA margin to increase by approximately 150 basis points to 6.7% on a combined basis, significantly expanding Sysco's margin outperformance relative to its nearest peers and those operating in the club store channel.

Furthermore Restaurant Depot is the strongest cash generator in foodservice. Their CapEx for the year was only $136 million, 7% of their EBITDA. And net working capital is typically a source of cash ﬂow for them. Like other successful club stores, they turn their inventory and collect accounts receivable faster than it takes them to pay their vendors and suppliers. This combination strengthens Sysco's financial profile with not only higher margins but also stronger free cash ﬂow generation and conversion.

In 2025, Restaurant Depot generated $1.9 billion in free cash ﬂow and achieved a free cash ﬂow conversion rate of more than 90%. We expect to maintain this positive momentum across both businesses and expect this transaction to add more than $2 billion of additional annual free cash ﬂow in the long term, increasing Sysco's financial ﬂexibility. And as Kevin mentioned earlier, this transaction is expected to be mid to high-single-digit accretive to earnings per share in the first year and low to mid-teens accretive in the second year following close.

Turning to slide 23, we expect the combination to generate approximately $250 million in annualized net cost synergies within three years of closing, unlocking meaningful benefits in purchasing with some cost synergies also in supply chain operations. These synergies will primarily come from greater scale in procurement and merchandising, including harmonization of SKUs and supplier funding.

We also plan to extract value from private label optimization through improved sourcing and manufacturing and supply chain effciencies such as harmonizing third-party logistics and leveraging vendor-managed freight.

To provide some context, this is a low-single-digit percentage of our annual cost of goods sold for our U.S. Foodservice business, and even smaller on a pro forma basis, giving us confidence in achieving these

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synergies.

Beyond the cost opportunity, the combination also enhances service and convenience for customers. Together, we will serve small, independent restaurants and businesses better. By leveraging Sysco's expansive supply chain, Restaurant Depot's strong track record of new store openings can be supported through the strength of our supply chain, bringing savings, service and selection to more customers and communities. We see a long runway to extend Restaurant Depot's strong track record of new store openings, supported through the strengths of Sysco's supply chain.

As outlined on slide 24, we see clear potential to open more than 125 new warehouses over the next two decades and beyond in underserved markets across North America. We plan to bring Restaurant Depot's low-cost model to new locations and enhance value for small businesses through greater choice, convenience and more affordable food options.

On average, Restaurant Depot sells their products at about 20% discount to traditional foodservice distributors. However, because Restaurant Depot does not have the cost associated with distributor service, they maintain comparable levels of profit per case and a higher margin percentage.

To wrap up, I'd like to summarize the details of this transaction. The $29.1 billion transaction value includes $21.6 billion in cash and 91.5 million Sysco shares to Restaurant Depot at Sysco's closing share price of $81.80 as of March 27, 2026. This reflects a multiple of 13 times Restaurant Depot's operating income as of December 2025, including the expected $250 million in annualized net cost synergies.

We will fund the cash portion of the transaction using cash on hand and proceeds from new debt financing, increasing Sysco's leverage to approximately 4.5 times post-closing. We plan to maintain a strong balance sheet and our current investment-grade credit rating. We will prioritize rapid deleveraging following the acquisition and intend to reduce net leverage by at least 1 times our combined EBITDA in the 24 months post close.

As a result, we are pausing our share repurchase program and we'll look to focus on achieving the plans we've laid out for this transaction before engaging in any further large scale M&A in order to achieve this objective.

We remain committed to our long-term net leverage target of approximately 2.75 times and intend to resume our share repurchase program after making significant progress towards achieving that long-term net leverage target. We will maintain our current dividend and prioritize our dividend aristocrat status.

Upon closing, Restaurant Depot shareholders will own approximately 16% of shares in Sysco's common stock, with the Kirsh family owning approximately 12% of shares, Leonard Green & Partners owning approximately 3% of shares, and the remaining Restaurant Depot shareholders owning approximately 2% of shares.

Restaurant Depot's majority shareholders are invested in a long-term value creation opportunity of the combined business and will be committed long-term shareholders of Sysco. Underscoring their commitment, two of Restaurant Depot's current directors will join Sysco's board of directors. We expect the transaction to close by the third quarter of fiscal 2027, pending customary closing conditions, including receipt of regulatory approvals.

Upon closing of the transaction, Restaurant Depot will operate as a standalone business segment. They will maintain their strong structure, leadership team, pricing structure, culture and operating model. This means

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that Restaurant Depot will have the space and runway to continue to deliver its best-in-class performance, while Sysco continues to deliver our strategy with operational excellence and build on our business momentum. We'll be very thoughtful and deliberate about continuing to let Restaurant Depot operate as they have, while building bridges between our two organizations to realize ongoing benefits.

With that, I'd like to turn it back to Kevin.

Kevin P. Hourican

Thanks, Brandon. I'd like to recap the merits of this transaction and why we are so excited about today's announcement, as seen on slides 18 and 25. First, it unites two complementary foodservice industry leaders, reaching all customer types and purchase occasions. Second, it expands Sysco's business penetration in the high-margin local business. This transaction increases Sysco's local revenue by 1.5 times and increases the operating margin of the combined business, while providing the new company with a more resilient business segment, given its value format positioning.

Third, it enhances our financial profile with higher margins and stronger free cash ﬂow, while maintaining positive momentum across both businesses. Fourth, it unlocks purchasing and supply chain-related synergies. And fifth, it brings Restaurant Depot's low cost model to more locations, broadening access to a wider and more affordable product assortment.

Lastly, we see incremental revenue synergies over time and those compelling opportunities have not been included in our model. Any revenue synergies beyond opening new stores would be upside to what we are communicating today. All together, we expect the total shareholder return of the combined business to be meaningfully higher than present day Sysco.

Upon transaction closing, Restaurant Depot will be run as a separate business from Sysco and Restaurant Depot's CEO will remain Chief Executive Officer of the business, reporting to me. Restaurant Depot's leadership team is expected to join Sysco and is committed to staying with us.

In addition, Sir Bradley Fried, Former Chair of the Court of Directors of the Bank of England, and Stanley Fleishman, Executive Chairman and Former CEO of Restaurant Depot, will join Sysco's board of directors as the companies move forward together. I have gotten to know Sir Bradley Fried and Stanley Fleishman well over the years, and I'm very confident that they will be very constructive members of the board. Their expertise in Cash & Carry will be very beneficial as we navigate our next phase of growth. We look forward to partnering with them and learning from each other across the two organizations as we bring the two leaders in foodservice together.

In closing, we're buying a remarkable asset and a compelling channel that will allow us to deliver financial value. Restaurant Depot helps us serve local customers more fully, and the business is a proven compounder that will continue to grow with investment under our ownership. Together, we will create a preeminent multichannel foodservice distribution platform, with expanding capabilities to serve customers across delivery and Cash & Carry channels.

We have high confidence in the areas where we can collaborate to bring out the best of both companies. The transaction strengthens our financial profile, stepping up our revenues, EBITDA and cash ﬂow. It also delivers tangible synergies and creates meaningful opportunities to expand access to affordable food and restaurant supplies for more small businesses.

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Most importantly, it positions Sysco for continued long-term growth while creating significant value for our customers, employees and our shareholders. I want to express how excited we are about the opportunities that this transaction creates. Thank you all for joining us today. We look forward to discussing the transaction further as we continue the process.

With that, we'll open the line for questions.

QUESTION AND ANSWER SECTION

Operator

Thank you. And our first question today comes from Edward Kelly with Wells Fargo. Your line is now open.

Analyst: Edward Kelly

Question – Edward Kelly: Yeah. Hi. Good morning and congratulations on the deal. Kevin, could you talk a little bit about the commitment of the leadership team of Restaurant Depot in terms of length of commitment? And then more specifically, a question I have around this business is, what's the performance look like over the past year or two, comps, EBITDA margins and what's embedded in your accretion outlook in terms of that growth? Thank you.

Answer – Kevin P. Hourican: Hey, good morning, Ed. Thank you for the questions. I'll start first with the leadership team, as you said, and then Brandon will tag team with me on the financials part of your question. Sysco has done 50-plus acquisitions across the course of time, a dozen, while I've been the CEO of Sysco and the number one key to success is the retention of top talent. And we know this. This is something that is paramountly important.

The leaders of Restaurant Depot are committed to joining our company and being with us for a long period of time. And we are working deeply with them on succession for each of their leaders. So, we have high confidence in Richard, he will be with us joining our new company together and leading that business successfully. So, we have tremendously high confidence in the ability to retain the key talent and support the long-term growth of the business.

As it relates to how the business has performed, I'll just start with some of the things that I mentioned on the call. The Cash & Carry channel is very resistant – resilient, excuse me. It grows during economic downturns, taking share from everyone else because customers are seeking value, looking for value. And during strong times, it grows even faster. So, it's one of the best parts about this business. They've grown their revenue 28 out of the last 30 years, and they've grown their profit 30 out of the last 30 years. I'll pass to Brandon for the specific comments on how we have modeled the pro forma going forward for the contribution from Restaurant Depot.

Answer – Brandon Sewell: Yeah, thanks for the question. On the top line for the business, from a performance perspective, they've operated similarly to how they have historically in the mid-single digits on top line. One of the things that I do like about this acquisition is nothing significant has to change on a go-forward basis. It's taking Restaurant Depot, it's taking the momentum we have on the Sysco side and combining them. So, no major changes there.

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I think the other question that you asked was about synergies. And this is one of the areas, I think, when companies acquire that they go too high on, and in our case, we spent a significant amount of time on synergies. They're all cost synergies. There are no revenue synergies we have built into the model. And so, it's on the procurement side, on the private label volume side and then a little bit on supply chain. But from a synergy perspective, we feel like it's very conservative. It's a significantly less than 1% of the business I came from, which was the U.S. Foodservice business, and we feel very confident that we'll be able to achieve them. Personally, it'll be one of my major focus areas on a go-forward basis.

Question – Edward Kelly: Thank you.

Answer – Kevin P. Hourican: Thank you, Ed.

Operator

Thank you. Our next question comes from Jeffrey Bernstein with Barclays. Your line is now open.

Analyst: Jeffrey A. Bernstein

Question – Jeffrey A. Bernstein: Great. Thank you very much. Two questions as well. The first one, Kevin, just wondering why you think now is the ideal time. I know you mentioned getting to know each other for the past six since you've been there. I'm just wondering what hurdles were finally overcome today? Definitely, would imagine there'd be some push backs for an entity your size, levering up into uncertain macro like this, especially when you're finally seeing traction with the core Sysco and the initiatives you've had in place. So, that's my first question, which is why now?

And the second question was just the long-term opportunity. It seems like you've now positioned yourself as a one-stop shop for restaurants, so maybe the – a single unit would start with your Cash & Carry. And then one day they build into being more of a core Sysco customer. Maybe it's like a feeder platform from one end to the other. So, it feels like it could be a tremendous opportunity to capture restaurants at all stage of their development. So, any thoughts you could share in terms of those potential revenue synergies if that kind of feeder platform idea is the way you see it? Thank you.

Answer – Kevin P. Hourican: Morning, Jeff. Appreciate the questions. Let's start with the why now. So, for any transaction to occur, there clearly needs to be a willing seller, needs to be a willing buyer, there needs to be an agreement on a fair price and for the opportunity to present compelling return for our shareholders. Best part about this deal is we check all of those boxes and that's why now.

The family that has controlled the business for 50-plus years is ready to sell. This was not a competitive bid. They did not put the business out to auction. They came to Sysco because they view us as the best place to care for their family business for decades to come. They understand our capabilities. They see how our set of assets are complementary to their core business. And the point I made on my prepared remarks, the opportunity to take this incredible gem of a business to 125 net new physical locations around the country by helping leverage Sysco's inbound supply chain. It's a great opportunity for the family to see their business be successful for decades to come. So, now was a good time for them to sell.

As it relates to us, we stand on strong footing at Sysco. As you just indicated, our business is healthy, it is improving quarter over quarter. Today, I provided some new incremental color in Q3, which we will have a call in approximately a month. We will communicate 3-plus-percent local volume growth, which is 50 basis points

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better than what I told you all at CAGNY not that long ago. Momentum, confidence, strong footing for the core Sysco business. That was a prerequisite for us to be prepared and ready to be able to move forward. And we're in that place solidly committing to our EPS for the full year at the high end of the range that we had previously communicated. It's a good time for Sysco. We are prepared and ready for this moment.

So, then you think about the strategic merits of the deal long term. Our job is to create shareholder value creation for the long term. And this is a great deal for our shareholders for the long term, 20% more revenue, 45% more EBITDA, 55% more free cash ﬂow. Those are compelling stats. Immediately accretive, mid to high-single-digit year one accretive; low teens, year two accretive; in year three, we can realize full synergy value; in year four, we have $2 billion of incremental free cash ﬂow that can be returned to our shareholders in a host of ways, increased dividend, more share buyback, invest in the business for growth and future M&A. Frankly, that doesn't require debt because of the fact that the excess free cash ﬂow is so robust and significant. This is a great financial deal for Sysco and for our shareholders for the long term.

And then last but not least, is do these two companies fit better together, which is a perfect segue to your question about longer-term revenue synergies. I want to repeat the one point that I said in my prepared remarks. There are zero revenue synergies built into our deal model, with the exception of opening new stores, which is, as Ed asked about a second ago, frankly, just keeping going what they have been doing for decades.

There will be revenue synergies. We have products that are in each other's product catalog that the respective businesses will want. Examples, Restaurant Depot has a fantastic value tier assortment, and as I've shared with investors previously, that's not the strength of Sysco. There are delivery customers who buy premium protein, but they want to save money on other products. We can add those types of items to Sysco's core assortment, growing our profitability within core Sysco delivery. Vice versa, Sysco's specialty businesses producing great products that aren't available to Restaurant Depot today, we could deliver from FreshPoint, as an example, six days a week, seven days a week to a Restaurant Depot store providing them with FreshCut Produce (00:42:16) that is not currently in their assortment.

We can add more sales to the existing store base by doing something like that. So, as an example, cross-selling of each other's products. There are many examples, Jeff, of how we can be better together. And you just gave a good one. A small customer starting at Restaurant Depot, they find that an attractive place as their business grows, they need more help. They don't have time to continue to go to the door. We can have a warm transfer from Restaurant Depot to Sysco.

The opposite is true. Sometimes Sysco onboards a new customer, we think they're going to grow, we think they're going to be big and they have a hard time hitting our delivery minimums. We can provide them with the option of going to Restaurant Depot through a loyalty club over time.

The other is large customers, oftentimes, it's not infrequent, they'll run out of something. The average Sysco customer gets approximately two deliveries per week. What if it's not a delivery day and your restaurant's busier that evening than you expected and you run out of something? Offering our customers the opportunity to have an emergency replenishment from a nearby store that could be hours closer to the restaurant than the Sysco warehouse that could be two, three, four hours away, as an example only. Or we deliver eggs and they're broken. It's an accident. It happens. We deliver fragile product and we need to do recovery. Recovery from a warehouse that's hours away is time consuming and expensive. We could do rapid recovery from a local store.

These are just examples. And the main point is $0.0 from revenue synergies are built into the deal model. The $250 million net cost synergies that Brandon talked about are from buying better together, lowering our

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purchase cost, leveraging our inbound supply chain contract rates for third-party logistics and other procurement-type synergies. We have tremendously high confidence that we can deliver against that net $250 million, and that we'll beat it. Thank you for the question, Jeff.

Question – Jeffrey A. Bernstein: Thank you.

Operator

Thank you. Our next question comes from John Heinbockel with Guggenheim. Your line is now open.

Analyst: John Heinbockel

Question – John Heinbockel: Hey, Kevin, couple of related questions. Where is the bulk of Restaurant Depot's growth coming from, new customers, wallet share? They do about $100 million AUV. What's your thought on capacity in the existing ﬂeet? And then lastly, what's the gating factor on not growing faster? Obviously, you have the money. I think you have the people. Is it simply quality real estate? Why not grow twice the five to six openings a year?

Answer – Kevin P. Hourican: Yeah, John, great questions. The growth at Restaurant Depot comes from a combination of same-store sales growth, which they do year after year each and every year, same-store sales growth. Within that same-store sales growth, it's equal parts volume growth, and as you know, traditional inflation of approximately 2% that occurs in our industry. So, their same-store sales growth comes from a combination of volume and inflation.

And as you just indicated, they open approximately five to six net new doors per year. What we've modeled in the pro forma is a continuation of that run rate and we provided a very specific point of color, which is that we see a direct line of sight to 125 net new locations, and we think we can do more than that. That's a number we have 100% confidence in. So, (00:45:39) that's five-plus stores a year for 25 more years. That's compelling. That is a durable, consistent growth algorithm.

To your point around, can we go faster? There's not a need to. It produces tremendous positive free cash ﬂow. The model that I just described, to the degree that we could go faster, maybe another door or two per year, we'll work in partnership with Richard and his team. They have a fantastic real estate program. They've never closed a store. Every single store is profitable. So, John, going too fast, sometimes you can make mistakes on real estate site selection, and we want to be prudent and thoughtful. And if there's an opportunity to go quicker, prudently, we will do so. Brandon, anything you'd like that?

Answer – Brandon Sewell: Yeah, just to reiterate, 30 out of 30 years of growth, I think one of the things that gets us very excited about that is just the predictability of it. In my time in the U.S. business, during COVID, we would have been so much better off if we had had the resiliency of this business because they serve value-seeking customers. And then, the other piece of it is, as we grow, just to reiterate, doubling our free cash ﬂow as you go to the medium term and beyond just provides us so many possibilities for reinvesting more M&A, dividend growth and repurchasing our shares. So, just excited about it.

Question – John Heinbockel: Thank you.

Answer – Kevin P. Hourican: Thanks, John.

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Operator

Thank you. Our next question comes from Lauren Silberman with Deutsche Bank. Your line is now open.

Analyst: Lauren Silberman

Question – Lauren Silberman: Thanks a lot. Just a couple follow-ups on the rationale of getting into Cash & Carry. Obviously a different use case than foodservice. I guess, what percentage of broadline customers also use Cash & Carry? And then given it sounds like it's primarily cost synergies, are you going to be sharing trucks and facilities? And what is Restaurant Depot's current private label penetration? Just trying to get a better understanding of the unlock. Thank you.

Answer – Kevin P. Hourican: Morning, Lauren. Thank you for the questions. Let me start, just, why Cash & Carry as a channel is attractive to us, $60 billion to $70 billion total addressable market, resilient channel, as Brandon just said, during every economic downturn, it's a channel that takes share from the rest of food-away-from-home because it's the low cost leader and it's where people need to go when they need to save money. The attractiveness of that channel, big growing, consistent, resilient, and we had 0% share in that channel prior to this acquisition. So, we're taking the number one in the delivery space, bringing it together with the number one and the separate but complementary Cash & Carry channel, we believe is attractive. And it's for the reasons of your second part of your question, which is how we can help each other.

Number one is on the inbound logistics ﬂow perspective. We buy a lot of products together, we buy a lot of transportation together. We can go to a common set of suppliers leveraging our combined volume and realized improvement in our contracted price through that. We know we have an opportunity to help each other on inbound ﬂow of product. And now, specific to your question about Sysco facilities, think about cities like Knoxville, Tennessee, Des Moines, Iowa, Spokane, Washington, Boise, Idaho. These are places where Restaurant Depot does not exist. These are places where Sysco has a big facility that's tri-temperature right now.

So, think about the opportunity for us to help bring this industry-leading format to net new physical geographies is a compelling unlock in our ability to be able to help each other. As Brandon said, we're going to run these businesses independently. They're going to be led by different leadership teams. They just need to keep running their play. But we know we have an opportunity to help each other through product assortment and logistics.

Specifically to your private label, I'm not going to, this morning, quote a percentage. We can do that at an upcoming Investor Day Restaurant Depot's private label under indexes versus Sysco. And we believe that's a big opportunity. We have a large team at Sysco that does private label product development and we can share those talented people and those expertise capabilities to bring even more private label opportunities to the compelling Restaurant Depot box.

Brandon, is there anything you want to add to that?

Answer – Brandon Sewell: Yeah, just on the use case, Lauren, it's a growth channel, reiterating the 1.5x local, which is our most profitable customers and there's not a huge overlap between the two customers. It's actually extremely small. And so, we're in a different channel.

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On the cost synergies, I do like this deal still a lot without cost synergies. That is not the main reason we're doing it, but with the cost – with – even without and they don't fully ramp until year three. So, in year one, the EPS accretion is mid to high-single digits; year two, it's low to mid-teens; and then year three is our full ramp of cost synergies, so we continue to get value. And then year four and beyond, the journey there is transitioning back towards our historical debt ratios and just having the increased freedom and capability around capital allocation.

Question – Lauren Silberman: Thank you.

Answer – Kevin P. Hourican: Thanks, Lauren.

Operator

Thank you. Our next question comes from Danilo Gargiulo with Bernstein. Your line is now open.

Analyst: Danilo Gargiulo

Question – Danilo Gargiulo: Great. Thank you. Want to go back to the point of running the companies independently, even on that pro forma basis. So, I was wondering if you can maybe share more details on the plan for private labels, as you just said. So, are you going to still distribute only the Sysco brand? Or are you planning to eventually also incorporate the Restaurant Depot brands into your distribution channel? And vice versa, is there any plan for the Sysco brands to potentially penetrate into the Restaurant Depot facilities? And then, again, on running independently, I just want to confirm that having the (00:51:52) paid membership is not and will not be in your plans for Restaurant Depot. Thank you.

Answer – Kevin P. Hourican: Yeah, let me do the second part. Absolutely no plans to change anything about Restaurant Depot's go-to-market approach. So, it's a free membership. It is for businesses only. To be very clear, there are not average consumers walking into their warehouse store. The pack sizes are large, 50 pound bags of rice, 50 pound bags of sugar, drums of shortening, number 10 cans of peeled tomatoes and the like. It's a one-stop shop. It is the Costco for restaurants. We all know Costco. They're the best-run retailer in the world, in my humble opinion, that is for consumers. This is the Costco of restaurants. One-stop shop.

And Costco does carry some products that are sold by us, but think about their assortment of the number 10 can, they'll have 1, Restaurant Depot will have 8, Sysco delivery will have 20. I'm talking about unique SKUs in a specific subcategory, just as an example. And that was a literal example that I just provided.

One-stop shop. The job to be done is save restaurants' money, on average 15% to 20% cheaper than delivery. And it is a customer who is making the choice of which channel they prefer. If they want to save money, they have their own van. They're doing the driving over to the restaurant to pick the pack, to ship the delivery back to the restaurant, the unload of the van into the restaurant.

If they're a larger customer and their time is more precious to them and they're desiring an interaction with the human face-to-face sales consultant, Sysco, better than anyone, can deliver that product on a tri-temperature truck to their restaurant and put the goods away. We do that. We take it into their freezer, into the refrigerator, into their dry zone. We're doing all that work on their behalf.

And our sales consultant is helping that restaurant with things like menu price optimization and other customers like you are buying the following. And hey, guess what? There's this culinary trend happening in

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your trade area and I don't see it on your menu. You might want to think about adding it. That's what our SCs do. And I want to be very, very clear about something. We're going to add SC head count. Nothing about acquiring Restaurant Depot takes anything away from the growth of core Sysco. We will add SCs consistently over time. We'll continue to prove – or improve our technology. The customer chooses which channel they prefer.

Going back to Lauren's question about overlap, when there is overlap, it's because a unique situation has arisen that requires them to go to the alternative channel. They're a delivery-first customer and we have broken eggs. They're a delivery-first customer, and they had too many salmon dishes sold on a Thursday night versus what they expected, and they need to run out to a store. What is great about this combination is, think about a Buy More, Save More loyalty program. When they do that, when they stay within the Sysco/Restaurant Depot family, we can reward them for that from a total growth perspective, and we will build that program. That's something we will do over time. Zero value from that built into the deal model.

Specifically to your brand question, we have a lot of work to do. This deal is going to take time for the government to review. We are confident that the government will approve this deal, but the government will do its process. We will evaluate what things make sense from an assortment harmonization perspective, but it'll be the merchant from each business choosing what they want to carry.

Restaurant Depot has a strong merchandising team. They can see the catalog of products available from Sysco and they can help determine what of those items might make sense. For example only, Sysco is a fresh produce business through a brand we call FreshPoint. That is private label for us, and that program doesn't exist at Restaurant Depot. Just an example, bi-directional. I don't think we will be selling premium Sysco product brand at Restaurant Depot, but the manufacturer of those products for Sysco can white label the box and put whatever label we want on the box. And our consumer, our end restaurant, will give us the voice on how best to do that. And we'll be thoughtful and methodical about the approach.

Brandon, anything you want to add?

Answer – Brandon Sewell: Yeah, just to reiterate one of Kevin's points on the separate BU, this will be externally reported as a separate business unit of Restaurant Depot. So, that will help you learn more about it and you'll see some clarity there. The other thing I just want to reiterate is we won't charge for membership fees. You just have to have a tax ID. This is not a family shopping experience. This is a club of restaurant tours.

The last thing, Danilo, you had asked about private label, there's a small component of cost synergies around private label and volume. I used to work at a food manufacturer. When you have higher volumes in a line and you run it, you can have savings and food manufacturers like that. It's actually a boon for them. So, just wanted to follow up on that piece. Thank you for the question.

Question – Danilo Gargiulo: Great. Thank you.

Answer – Kevin P. Hourican: Thank you, Danilo.

Operator

Thank you. Our next question comes from Mark Carden with UBS. Your line is now open.

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Analyst: Mark Carden

Question – Mark Carden: Good morning. Thanks so much for taking the question and congrats on the announcement. As you think about the Restaurant Depot business going forward, you talked about the whitespace opportunity and the real estate portfolio with a good chunk of it being owned. How much is the Restaurant Depot company-owned real estate worth today? And then as you think about your strategic priorities, sounds like you're maintaining your current sales force growth. Would you expect to deprioritize really any current areas of focus as you look towards integration? Thanks.

Answer – Kevin P. Hourican: Yeah, good question. I'll start with the – we're not going to quote the real estate value on today's call. What I can say are the following. We, because I (00:57:24) can call it, we now own 80% of the store locations. And the only places we don't own it is because the land developer that developed the property wasn't willing to sell. The strategy is own the real estate.

This is what's amazing. If you think about the metro New York market, the locations Maspeth, Queens, as an example only, you could not replicate that real estate. They bought it 50 years ago. Their cost basis is low. They own the real estate. Therefore, their cost to run the box is best in class and they're able to therefore provide product to the booming metro New York market restaurants seen (00:57:59) at the lowest prices in town, and do so at double-digit operating margin profitability. It's a gem of a business.

As we look to expand the five to six stores per year, our plan will be to own the real estate. Sometimes you can't, and therefore we will work with the developer in that regard. But the real estate portfolio is a significant asset, and one that we will retain.

As we – the second part of the question from Mark was – help me, Mark, I'm sorry. The second part of your question?

Question – Mark Carden: Just in terms of as you think about your priorities going forward, would you expect to have to deemphasize anything...

(00:58:35)

Answer – Kevin P. Hourican: A lot going on this morning. The sales force incremental head count was just a commitment component. We don't want anyone to misinterpret what this means. There will be two separate businesses, run by separate business teams, leveraging common synergistic capabilities, but the go-to-market approach stays intact. So, Sysco's formula will be to add SC head count over time, to improve our website, to leverage things like our AI360 tool to improve the selling productivity of our sales force, to grow that customer base through delivery, in the broadline space, we still have enormous opportunity to grow our business. Reminder, the big three in broadline have less than 40% total share of food-away-from-home. We still have an enormous opportunity to grow our delivery business.

So, our algorithm for core Sysco will not change. We are adding to that algorithm a higher revenue growth business, a higher margin rate business and a more resilient business. And that's why the better together financial thesis, in our view, is so strong. As I mentioned, 3% volume growth for the Q3 that we will report in approximately a month, that is just another telltale indicator of the strength of our core Sysco business, the progress we're making and the confidence we have in our future. Brandon, anything to add?

Answer – Brandon Sewell: Yeah, maybe just one thing. From an integration perspective, it's going to be a very light-touch integration. We're going to keep running Sysco exactly as we have been and Restaurant

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Depot the same. In my business unit that I just came from as a CFO of U.S. Foodservice, we've improved over the last 18 to 24 months significantly on local and we've taken share. And we are to a point where we have a lot of momentum. And I like to see data backing up that momentum and we see it. Our SC retention has improved year over year over year and sequentially quarter to quarter. And we'll keep running that play. This acquisition doesn't change that in any way, shape or form.

Answer – Kevin P. Hourican: Sorry for the three-part answer. We normally don't do that, but I'm just going to come back to this integration point. Going back to Ed's first question, the number one key to success of a acquisition is the retention of the key talent, check. We are meaningfully focused on that. We have a compelling plan to retain the talent of Restaurant Depot.

Thing number two is you mess up the culture. And the reason why these businesses will be run separately is to maintain the excellence of their respective cultures. Restaurant Depot's culture is about saving money, so the frugality, the discipline, the focus is every single thing possible, to lower the cost structure, to hit the lowest price point in the market and still do so at double-digit profit – operating margins. It's a phenomenal business.

Sysco's culture is to provide white glove service to the larger independent restaurant, a face-to-face visit every week from their SC, consultative selling, helping them with restaurant operational improvement, providing them with better, best premium products that help them provide their end customer with a world-class meal.

They serve customers differently, but both cultures are about that servant leadership of helping restaurants be successful. So, there's a lot of synergy between the two cultures, but their go-to-market approach is very different. So, we will not integrate where integration does not make sense. We're not going to be doing large tech integration. We do not need to do tech integration to achieve procurement synergies. We do not need to do large tech integration on some of the inbound supply chain activities we've talked about today.

So, the opportunity to maintain the distinct cultures is strong. The likelihood of a tech project making things go right is low. And we have a lot of mutual respect for each other's companies. I want end with Richard Kirschner, CEO of the business for a decade, will retain all decision making rights on how Restaurant Depot goes to market, pricing, assortment, staffing in the stores and real estate site selection. He's a pro and his team are pros. We're here to help. And by the way, I lived in retail for 25 years and ran an $85 billion retail – retailer before coming to Sysco. There are places where we know we can help each other. And those ideation sessions, going back to Jeff's question earlier, are just beginning. And there's a lot of exciting ideas ahead for how we can help each other.

Question – Mark Carden: Thanks so much, guys.

Answer – Kevin P. Hourican: Thank you.

Operator

Thank you. And our last question today comes from John Ivankoe with JPMorgan. Your line is now open.

Analyst: John Ivankoe

Question – John Ivankoe: Hi. Thank you so much. The question is really on the Restaurant Depot asset base. Certainly I've been in many of them and some of them could look a little bit aged from the outside and you

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can tell me if you agree with that, but also having opportunities to improve the merchandising and the technology within the stores. So, I heard CapEx, as percentage of EBITDA, is very low. But do you have an opportunity to, perhaps, significantly spend more in the near term to potentially get a lot more from customers in the medium term?

Answer – Kevin P. Hourican: Yeah. Morning, John. It's a very good question. Our board asks lots of questions, very similar to what you just asked. And so, I want to be really clear about this point. We've been on every roof, we've been in every parking lot. We've inspected every refurb (01:04:15) unit, chiller unit, cooler door in every single one of their stores. We know exactly what we are getting, and it's a great asset base. Their stores in aggregate are in good shape. There is not a big capital bill coming due, period. There is not a capital bill coming due to "bring the fleet up to standard". They're excellent stores.

To your point, they're not fancy looking stores. That's exactly the point of Restaurant Depot. Every single thing about their box is save money. If the roof had a leak, patch it. If the roof leaks, patch it. You don't have to replace it until you need to replace it. Then you need to replace it. Those are the types of mottos that this business has.

We don't do cosmetics things in the Restaurant Depot stores. We do things to help lower the price. And that is what that restaurant owner seeks, is that one-stop shop experience to be able to support them.

As it relates to merch, I am certain, John, that there's opportunities to bi-directionally help each other from merchandising. Our head of merchandising, Brenna Garrett at Sysco, is excited to begin working with Clark and his merchandising team at Restaurant Depot. But I want to be clear, no one's going to tell the other team what to do. It's more, here's the best of what I have, are any of my products interesting to you? To Brandon's point, it's probably a manufacturer that can simply white label the box, and if the product can be produced at an appropriate cost bi-directionally, yeah, we can cut those items in and we believe that will provide revenue growth for both of the businesses.

Lastly, to your point on technology, the one thing we're not going to do is do tech for tech work. We're not going to go in and just change technology to change technology. Their ERP works, their HR system works, their POS system works. We don't need to provide them a routing system or a WMS because they're running stores. But where we do have an opportunity to help each other, we will.

So, an example of that would be data, data sharing. We don't actually have to do tech integration in order to get common data in a common place where bi-directionally we can access what the customers are buying in each of the two channels to develop that loyalty program that I talked about earlier.

What it will be is pull. I use our Greco Italian platform. We've owned Greco now for five years. We don't push any tech force needs to Greco, we say, here's our suite of capabilities, are any of them attractive to you, are any of them going to help you from a business return on investment perspective? And they shop from within the Sysco's suite of technology tools. We have a business case against those projects and we deploy them. The same thing will happen here. If there are examples of our technology that are useful and beneficial to profitably grow Restaurant Depot, we will deploy them on a ROI positive basis. So, John, appreciate the question.

Question – John Ivankoe: Thank you.

Answer – Kevin P. Hourican: Thank you.

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Operator

Thank you. At this time, we've reached our allotted time for questions. I'll now turn the call back over to our speakers for any additional or closing remarks.

Great. Thank you all, everybody. Please feel free to reach out to the Investor Relations team if you have any follow-up questions. We are around to support you all. Thank you.

Operator

Thank you. This brings us to the end of today's meeting. We appreciate your time and participation. You may now disconnect.

Copyright © 2026 FactSet Research Systems Inc. All rights reserved.

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FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

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This communication may include certain measures which are not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), such as EBITDA, adjusted EBITDA and free cash flow, that we believe provide important perspective with respect to underlying business trends. Non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Management believes that adjusting GAAP metrics to remove certain specified items provides an important perspective with respect to our underlying business trends and results. Non-GAAP measures provide meaningful supplemental information to both management and investors that (1) are indicative of the performance of the company’s underlying operations and (2) facilitate comparisons on a year-over-year basis. Non-GAAP measures should not be considered in isolation or as an alternative to GAAP measures, and should be considered only as a supplement to, and not as superior to, GAAP measures.

IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco may cause New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 that will include a prospectus of New Slider Holdco, Inc. (the “prospectus”). After the registration statement has been declared effective, Sysco will mail the prospectus to its stockholders. BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at investors.sysco.com.

NO OFFER OR SOLICITATION

This communication is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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